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                            PER-SE TECHNOLOGIES, INC.
                             1145 SANCTUARY PARKWAY
                                    SUITE 200
                            ALPHARETTA, GEORGIA 30004


                                November 30, 2005

VIA EDGAR AND FACSIMILE TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, D. C.  20549
Attention:  Ms. Maryse Mills-Apenteng


         RE: PER-SE TECHNOLOGIES, INC. - REGISTRATION STATEMENT ON FORM S-4 (FILE NO. 333-128612)

Dear Ms. Mills-Apenteng:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, Per-Se Technologies, Inc. (the "Company") respectfully requests that the Securities and Exchange Commission (the "Commission") take such action as is necessary to accelerate the effective date of the Company's Registration Statement on Form S-4, as amended (File No. 333-128612) (the "Registration Statement"), to 10:00 a.m. on December 2, 2005, or as soon as practicable thereafter.

         In making such request, the Company hereby acknowledges the following:

         1. Should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing.

         2. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

         3. The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

         Please notify Tyler B. Dempsey of King & Spalding LLP, the Company's counsel, at 404-572-2802 of the effectiveness of the Registration Statement.

                              Very truly yours,

                              PER-SE TECHNOLOGIES, INC.



                              By:     /s/ Paul J. Quiner
                                   -------------------------------------------
                              Name:  Paul J. Quiner
                              Title: Senior Vice President and General Counsel